SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Consolidated Financial
Statements under US GAAP

GOL Linhas Aéreas Inteligentes S.A.

Years ended at December 31, 2007 and 2006,
with Report of Independent Registered Public
Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006
(In thousands of Brazilian Reais)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of GOL Linhas Aéreas Inteligentes S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

As disclosed in the notes 1 and 4 of its consolidated financial statements, during the second quarter of 2007, the Company acquired VRG Linhas Aéreas S.A. (VRG). As provided under the Sarbanes Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude VRG from this evaluation. VRG is a wholly-owned company whose total assets and total revenues represented 19.6% and 11.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young Auditores Independentes S.S., the company’s independent registered public accounting firm. Ernst & Young’s attestation report on management ’s assessment of the Company’s internal controls dated February 12, 2008 is included herein.

_______________________________ Constantino de Oliveira Junior	_______________________________ Richard Freeman Lark, Jr.
Chief Executive Officer	Chief Financial Officer
Date: February 12, 2008	Date: February 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Gol Linhas Aéreas Inteligentes S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on International Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of VRG Linhas Aéreas S.A., which is included in the 2007 consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. and constituted R$ 1,372,898 and R$ 312,060 of total and net assets, respectively, as of December 31, 2007 and R$ 581,401 and R$ 164,987 of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Gol Linhas Aéreas Inteligentes S.A. also did not include an evaluation of the internal control over financial reporting of VRG Linhas Aéreas S.A.

In our opinion, Gol Linhas Aéreas Inteligentes S.A. maintained effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2007 and 2006, and related consolidated statements of income, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2007 of Gol Linhas Aéreas Inteligentes S.A. and our report dated February 12, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

São Paulo, Brazil,
February 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Partner

São Paulo, Brazil
February 12, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

			Translation into
			thousands of
			US$
	2006	2007	2007

Assets
Current assets
Cash and cash equivalents	R$ 280,977	R$ 574,363	US$324,261
Short-term investments	1,425,369	858,438	484,637
Receivables, less allowance (2006 – R$
10,366; 2007 – R$ 23,297, US$ 13,152)	659,306	916,133	517,209
Inventories of parts and supplies	75,165	209,926	118,515
Deposits	232,960	192,357	108,597
Recoverable and deferred taxes	60,396	90,090	50,861
Prepaid expenses	64,496	143,756	81,158
Other	12,654	144,484	81,569

Total current assets	2,811,323	3,129,547	1,766,807

Property and equipment
Pre-delivery deposits	436,911	543,906	307,066
Flight equipment	660,861	1,690,903	954,611
Other	129,260	179,709	101,456

	1,227,032	2,414,518	1,363,133
Accumulated depreciation	(147,809)	(269,633)	(152,223)

Property and equipment, net	1,079,223	2,144,885	1,210,910

Other assets
Deposits	304,875	397,308	224,303
Deferred income taxes	-	47,121	26,602
Goodwill	-	272,975	154,110
Tradenames	-	124,883	70,504
Routes	-	746,734	421,574
Other	63,033	138,968	78,456

Total other assets	367,908	1,727,989	975,549

Total assets	R$ 4,258,454	R$ 7,002,421	US$ 3,953,266

			Translation into
			thousands of
			US$
	2006	2007	2007

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	R$ 128,304	R$ 496,788	US$ 280,465
Current portion of long-term debt	12,384	308,285	174,044
Current obligations under capital leases	33,112	93,020	52,515
Accounts payable	124,110	326,364	184,251
Salaries, wages and benefits	87,821	163,437	92,270
Sales tax and landing fees	139,394	152,332	86,000
Air traffic liability	335,268	472,860	266,956
Insurance premium payable	44,897	44,150	24,925
Dividends payable	42,961	75,610	42,686
Deferred revenue	-	90,843	51,286
Other	52,095	63,653	35,936

Total current liabilities	1,000,346	2,287,342	1,291,334
Non-current liabilities
Long-term debt	726,982	1,066,102	601,875
Obligations under capital leases	222,024	776,578	438,423
Deferred income taxes, net	28,064	-	-
Deferred gains on sale and leaseback
transactions	48,219	-	-
Deferred revenue	-	287,191	162,136
Estimated civil and labor liabilities	-	32,075	18,108
Other	27,661	177,870	100,418

	1,052,950	2,339,816	1,320,960
Shareholders’ equity
Preferred shares, no par value; 94,709,463
and 88,615,674 issued and outstanding in
2007 and 2006, respectively	846,125	1,205,801	680,744
Common shares, no par value; 107,590,792
issued and outstanding in 2007 and 2006	41,500	41,500	23,429
Additional paid-in capital	35,430	39,132	22,092
Appropriated retained earnings	39,577	87,227	49,245
Unappropriated retained earnings	1,246,848	998,936	563,956
Accumulated other comprehensive income	(4,322)	2,667	1,506

Total shareholders’ equity	2,205,158	2,375,263	1,340,972

Total liabilities and shareholders’ equity	R$ 4,258,454	R$ 7,002,421	US$ 3,953,266

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006 and 2005
(In thousands of Brazilian Reais, except per share amounts)

				Translation into
				thousands
				of US$
	2005	2006	2007	2007

Net operating revenues
Passenger	R$ 2,539,016	R$ 3,580,919	R$ 4,566,691	US$ 2,578,158
Cargo and Other	130,074	221,098	371,640	209,812

Total net operating revenues	2,669,090	3,802,017	4,938,331	2,787,970

Operating expenses
Salaries, wages and benefits	260,183	413,977	798,141	450,596
Aircraft fuel	808,268	1,227,001	1,898,840	1,072,004
Aircraft rent	240,876	292,548	515,897	291,253
Sales and marketing	335,722	414,597	367,866	207,681
Landing fees	92,404	157,695	273,655	154,494
Aircraft and traffic servicing	91,599	199,430	348,732	196,879
Maintenance materials and repairs	55,373	146,505	318,917	180,047
Depreciation	35,014	69,313	121,570	68,633
Other	128,300	179,494	317,686	179,352

Total operating expenses	2,047,739	3,100,560	4,961,304	2,800,939

Operating income	621,351	701,457	(22,973)	(12,969)

Other income (expense)
Interest expense	(19,383)	(66,378)	(142,390)	(80,387)
Capitalized interest	17,113	16,733	38,918	21,971
Interest and investment income	140,204	174,354	290,247	163,861
Other expenses, net	(41,763)	(27,204)	(64,091)	(36,183)

Total other income	96,171	97,505	122,684	69,262

Income before income taxes	717,522	798,962	99,711	56,293

Income taxes (expense) benefit	(204,292)	(229,825)	2,802	1,582

Net income	R$ 513,230	R$ 569,137	R$ 102,513	US$ 57,875

Earnings per common and preferred share:

Basic	R$ 2.66	R$ 2.90	R$ 0.52	US$ 0.29
Diluted	R$ 2.65	R$ 2.90	R$ 0.52	US$ 0.29

See accompanying notes.

     GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006 and 2005
(In thousands of Brazilian Reais)

				Translation in thousands of US$ 2007

	2005	2006	2007

Cash flows from operating activities
Net income	R$ 513,230	R$ 569,137	R$ 102,513	US$ 57,875
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	35,519	69,313	121,570	68,633
Deferred income taxes	20,926	(27,882)	(113,930)	(64,320)
Allowance for doubtful accounts receivable	1,343	5,476	12,931	7,300
Amortization of sale-leaseback gains	-	58,347	(23,170)	(13,081)
Other, net	-	-	3,702	2,090
Changes in operating assets and liabilities:
Receivables	(178,931)	(100,824)	(232,533)	(131,278)
Inventories	(19,645)	(34,482)	(129,319)	(73,008)
Accounts payable and other accrued liabilities	37,488	50,186	(18,608)	(10,505)
Deposits with lessors	(119,661)	(110,858)	68,333	38,578
Air traffic liability	57,909	117,468	98,800	55,778
Dividends payable	40,806	(58,521)	(19,420)	(10,964)
Deferred revenues	-	-	8,121	4,585
Other, net	(18,126)	9,809	(33,268)	(18,782)

Net cash provided (used) by operating activities	370,858	547,169	(154,278)	(87,102)
Cash flows from investing activities
Deposits for aircraft leasing contracts	301	(18,204)	(40,075)	(22,625)
Acquisition of VRG, net of cash acquired	-	-	(201,029)	(113,492)
Acquisition of property and equipment	(169,443)	(489,790)	(454,036)	(256,329)
Pre-delivery deposits	(330,431)	(80,146)	(106,995)	(60,405)
Purchase of available-for-sale securities	(456,418)	(2,021,593)	(858,438)	(484,637)
Sale of available-for-sale securities	137,091	1,358,912	1,425,369	804,702

Net cash used in investing activities	(818,900)	(1,250,821)	(235,204)	(132,786)
Cash flows from financing activities
Short-term borrowings	(64,333)	74,288	360,298	203,409
Proceeds from issuance of long-term debt	-	990,304	559,529	315,886
Issuance of preferred shares	279,080	-	-	-
Paid-in subscribed capital	-	-	432	244
Dividends paid	(60,676)	(181,145)	(250,705)	(141,536)
Exercise of stock options	2,139	711	420	237
Other, net	(7,551)	(5,876)	12,894	7,279

Net cash provided by financing activities	148,659	878,282	682,868	385,520

Net increase (decrease) in cash and cash equivalents	(299,383)	174,630	293,386	165,633
Cash and cash equivalents at beginning of the year	405,730	106,347	280,977	158,628

Cash and cash equivalents at end of the year	R$ 106,347	R$ 280,977	R$ 574,363	US$ 324,261

Supplemental disclosure of cash flow information
Interest paid	R$ 19,383	R$ 65,207	R$ 163,764	US$ 92,454
Income taxes paid	R$ 168,975	R$ 257,706	R$ 85,070	US$ 48,027
Non cash investing activities
Accrued capitalized interest	R$ 17,113	R$ 16,733	R$ 38,393	US$ 21,675
Shares issued as consideration for the acquisition of VRG	R$ -	R$ -	R$ 357,235	US$ 201,680
Capital leases	R$ -	R$ 264,629	R$ 854,093	US$ 442,002

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2006 and 2005
(In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares		Additional paid-in capital	Deferred compensation	Retained Earnings		Accumulated other comprehensive income

	Shares	Amount	Shares	Amount			Appropriated	Unapropriated		Total

Balance at December 31, 2004	109,448,497	R$ 41,500	78,094,746	R$ 564,634	R$ 49,305	R$ (10,059)	R$ 18,352	R$ 484,721	-	R$ 1,148,453

Comprehensive income:
Net income	-	-	-	-	-	-	-	513,230	-	513,230
Unrealized gain on derivative instruments, net of taxes	-	-	-	-	-	-	-	-	6,411	6,411

Total Comprehensive income										519,641
Proceeds from public offering, net	-	-	7,725,811	258,123	-	-	-	-	-	258,123
Issuance of preferred shares pursuant to employee stock option
plan	-	-	703,579	17,238	(15,099)	-	-	-	-	2,139
Unpaid subscribed capital	-	-	(572,000)	(1,739)	-	-	-	-	-	(1,739)
Deferred income taxes on public offering issuance costs, net	-	-	-	5,458	-	-	-	-	-	5,458
Deferred compensation	-	-	-	-	428	(428)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	8,126	-	-	-	8,126
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(117,870)	-	(117,870)
Transfer to appropriated retained earnings	-	-	-	-	-	-	21,225	(21,225)	-	-

Balance at December 31, 2005	109,448,497	R$ 41,500	85,952,136	R$ 843,714	R$ 34,634	R$ (2,361)	R$ 39,577	R$ 858,856	R$ 6,411	R$ 1,822,331

Comprehensive income:
Net income	-	-	-	-	-	-	-	569,137	-	569,137
Change in fair value of derivative instruments, net of taxes	-	-	-	-	-	-	-	-	(10,733)	(10,733)

Total Comprehensive income										558,404
Paid-in subscribed capital	(1,857,705)		2,663,538	2,411	-	-	-	-	-	2,411
Deferred compensation	-	-	-	-	4,641	(4,641)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	3,157	-	-	-	3,157
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(181,145)	-	(181,145)

Balance at December 31, 2006	107,590,792	R$ 41,500	88,615,674	R$ 846,125	R$ 39,275	R$ (3,845)	R$ 39,577	R$ 1,246,848	R$ (4,322)	R$ 2,205,158

Transfer to appropriated retained earnings							34,224	(34,224)		-
Comprehensive income:
Net income	-	-	-	-	-	-	-	102,513	-	102,513
Change in fair value of derivative instruments, net of taxes	-	-	-	-	-	-	-	-	6,989	6,989

Total Comprehensive income										109,502
Paid-in subscribed capital	-	-	11,569	432	-	-	-	-	-	432
Deferred compensation	-	-	-	-	1,290	-	-	-	-	1,290
Amortization of deferred compensation	-	-	-	-	-	2,412	-	-	-	2,412
Capital increase	-	-	6,082,220	359,244	-	-	-	-	-	359,244
Transfer to appropriated retained earnings	-	-	-	-	-	-	13,426	(13,426)	-	-
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(302,775)	-	(302,775)

Balance at December 31, 2007	107,590,792	R$ 41,500	94,709,463	R$ 1,205,801	R$ 40,565	R$ (1,433)	R$ 87,227	R$ 998,936	R$ 2,667	R$ 2,375,263

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline and VRG Linhas Aéreas S.A. (VRG), a premium service airline. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe and high quality air transportation for business and leisure passengers, keeping its costs among the lowest in the industry worldwide.

On April 9, 2007, the Company acquired 100% of VRG Linhas Aéreas S.A. (VRG). VRG operates domestic and international flights with its own brand (VARIG) offering differentiated services, incorporating an operating model based on high efficiency and best management practices. The acquisition of VRG is conditional upon the approval from the Brazilian Antitrust Agency (CADE).

As of December 31, 2007, GOL operated a 78-aircraft fleet, comprised of 36 Boeing 737-800, 30 Boeing 737-700 and 12 Boeing 737-300 aircraft. During 2007, GOL maintained flights to 59 destinations (51 in Brazil, 3 in Argentina, and 1 each in Bolivia, Paraguay, Uruguay, Chile and Peru). As of December 31, 2007, VRG (see Note 4) operated a 33-aircraft fleet, comprised of 7 Boeing 737-800, 1 Boeing 737-700, 16 Boeing 737-300 and 9 Boeing 767-300 aircraft. VRG serves 23 destinations (14 in Brazil, and 1 each in Argentina, Colombia, Venezuela, France, Germany, Italy, England, Mexico and Chile).

2. Summary of Significant Accounting Policies

a) Basis of presentation

These financial statements were prepared in accordance with accounting principles generally accepted in the United States (US GAAP), using Brazilian Reais as the functional and reporting currency. The exchange rate at December 31, 2007 was R$ 1.7713 and R$ 2.1380 at December 31, 2006 (the December 31, 2007 rate is used for convenience translation). The average exchange rates for 2007 and 2006 were R$ 1.9483 and R$ 2.1771, respectively, per US Dollar (these rates are provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

a) Basis of presentation (Continued)

The consolidated financial statements include accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (GTA), GTI S.A., GAC Inc. and Gol Finance and indirect ownership of VRG S.A and SKY Finance. Results of VRG are consolidated from April 9, 2007, the date the Company assumed control over operations of VRG. All significant intercompany balances have been eliminated.

b) Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from these estimates.

c) Cash and cash equivalents

Cash in excess of that necessary for operating requirements is invested in short-term, highly liquid, income-producing investments. Investments with maturities of three months or less are classified as cash and cash equivalents, which primarily consist of certificates of deposit, money market funds, and investment grade commercial paper issued by major financial institutions.

d) Securities available-for-sale

The Company’s short-term investment portfolio consists of traditional fixed maturities securities, which are readily convertible into cash and are primarily highly liquid in nature. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company’s short-term investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

e) Provision for doubtful accounts

Provision for doubtful accounts is constituted in an amount sufficient to cover possible losses in the realization of accounts receivable.

f) Inventories

Inventories consist of expendable aircraft spare parts and supplies. These items are stated at average acquisition cost and are charged to expense when used. Allowance for obsolescence is based on management estimates, which are subject to change.

g) Aircraft and engine maintenance deposits

Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft. Under certain of our existing lease agreements, we pay maintenance deposits to aircraft and engine lessors that are to be applied to future maintenance events. These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for our maintenance costs, such funds are returned to us. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider or to perform such services in-house. Therefore, we record these amounts as a deposit on our balance sheet and recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. The amount of aircraft and engine maintenance deposits expected to be utilized in the next twelve months is classified in Current Assets. Certain of our lease agreements provide that excess deposits are not refundable to us. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts on deposit. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for maintenance for which they were deposited.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

g) Aircraft and engine maintenance deposits (Continued)

In determining whether it is probable maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease, on an annual and quarterly basis and whenever events or changes in circumstances indicate that amounts may not be recoverable, to evaluate potential impairment of this balance:

1) At the time of delivery of each aircraft under lease, the Company evaluates the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.
2) The Company projects future usage of the aircraft during the term of the lease based on its business and fleet plan.
3) The Company estimates the cost of performing all required maintenance during the lease term. These estimates are based on the extensive experience of the Company’s Management and industry available data, including historical fleet operating statistic reports published by the Company’s engine manufacturer, CFM.

At the inception of the leases, our initial estimates of the maintenance expenses are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, we have reached agreements with certain lessors to replace the deposits with letters of credit and amend the lease terms to enable us to utilize the deposited funds to settle other amounts owed under the lease. Upon this amendment of the lease we reevaluate the appropriateness of the lease accounting and reclassify the affected deposits as Other Deposits. Many of our new aircraft leases do not require maintenance deposits.

Based on the foregoing analysis, Management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of our maintenance deposits.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

h) Property and equipment

Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method and rotables are depreciated on a group basis. Interest related to pre-delivery deposits to acquire new aircraft is capitalized. The estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Leasehold improvements to flight equipment	Lower of lease term or useful life
Aircraft under capital leases	20 years
Engines	20 years
Maintenance and engineering equipment	10 years
Rotables	20 years
Communication and meteorological equipment	5 years
Computer hardware and software	5 years

Residual values for aircraft, engines and major rotable parts are five percent. Equipment under capital leases are amortized over the term at the leases or over their expected useful lives.

i) Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets using SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” Under this standard, goodwill is tested for impairment annually by comparing the book value to the fair value at the reporting unit level and indefinite-lived intangibles are tested individually, at least annually, by reviewing the individual book values compared to the fair value. Considerable judgement is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure fair value. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

j) Measurement of asset impairments

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Impairment losses, when determined, are measured by comparing the fair value of the asset to its net book value, and recognized directly in the statement of income.

k) Maintenance and repair costs

The Company accounts for maintenance activities under the direct expense method. Under this method, regular aircraft and engine maintenance and repair costs, including the overhaul of aircraft components, for owned and leased flight equipment, are charged to operating expenses as incurred.

l) Lease accounting

SFAS No. 28, "Accounting for Sales with Leaseback", defines a sale-leaseback as a financing transaction in which any income or loss on the sale shall be deferred and amortized by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used for leases classified as operating leases. We amortize deferred gains on the sale and leaseback of equipment over the lives of these leases. The amortization of these gains is recorded as a reduction to rent expense. Under our operating lease agreements the Company is responsible for all maintenance costs on aircraft and engines, and they must meet specified airframe and engine return conditions upon lease expiration. If these return conditions are not met, the leases require financial compensation to the lessor. The Company accrues ratably, if estimable, the total costs that will be incurred by the Company to return the aircraft to the condition specified in the contract.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

m)Revenue recognition

Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly compared with actual refund and exchange activities to ensure the accuracy of the Company’s revenue recognition method with respect to forfeited tickets.

Revenue from cargo shipment is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in 2007, 2006 and 2005 were R$ 191,164, R$ 149,841 and R$ 108,994, respectively.

n) Mileage program

The acquired company VRG (see Note 4) operates a frequent flyer program, Smiles (“Mileage Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Mileage Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Mileage Program. Outstanding miles earned by flying VRG or distributed by its non-airline partners (such as banks, credit card issuers and e-commerce companies) were revalued using a weighted-average per-mile equivalent ticket value, taking into account such factors as differing classes of service and domestic and international ticket itineraries, which can be reflected in awards chosen by Mileage Program members.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

n) Mileage program (Continued)

The sale of passenger tickets by VRG includes air transportation and mileage credits. The VRG’s sales of miles to business partners include marketing and mileage credits. The Company uses the deferred revenue model to account for its obligation for miles to be redeemed based upon VRG’s equivalent ticket value of similar fares. The Company accounts for all miles earned and sold as separate deliverables in a multiple element revenue arrangement as prescribed by FASB Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” The Company uses the residual method and defers the portion of the sales proceeds that represents the estimated fair value of the award and recognizes that amount as revenue when the award is provided. The excess of sale proceeds over the fair value of the award is recognized as air transportation revenue or mileage program marketing revenue, as applicable.

For miles that are inactive for a period of 36 consecutive months, it is the Company’s policy to cancel all miles contained in those accounts at the end of the 36 month period of inactivity. The value associated with mileage credits that are estimated to be cancelled based upon inactivity is recognized as passenger revenue in proportion to actual mileage award redemptions over the period in which the expired miles ocurred.

o) Advertising

Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense in 2007, 2006 and 2005 was R$ 66,964, R$ 37,240 and R$ 32,720, respectively.

p) Income Taxes

Deferred income taxes are provided using the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance for net deferred tax assets is provided unless realizability is judged to be more likely than not. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

q) Financial Derivative Instruments

The Company accounts for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of the Company’s risk management program, the Company uses a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. The Company does not hold or issue derivative financial instruments for trading purposes.

As there is not a futures market for jet fuel in Brazil, the Company uses international crude oil derivatives to hedge its exposure to increases in fuel price. Historically, there has been a high correlation between international crude oil prices and Brazilian jet fuel prices, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel prices. The Company measures the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133. Since the majority of the Company’s financial derivative instruments for fuel are not traded on a market exchange, the Company estimates their fair values. The fair value of fuel derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. Also, since there is not a reliable forward market for jet fuel, the Company must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133.

The Company’s outstanding derivative contracts are designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in other comprehensive income. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded to “other gains and losses” in the statement of income. See Note 13 for further information on SFAS 133 and financial derivative instruments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

r) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Exchange gains and losses are recognized in the statements of income as they occur and are recorded in financial expense.

s) Stock options

The Company accounts for stock-based compensation under the fair value method in accordance with SFAS 123(R), “Share-Based Payment”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees,” after December 2005. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company has adopted SFAS 123(R) in the first quarter of 2006 using the modified prospective method, which provides that compensation cost is recognized in the financial statements for new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date is recognized as the requisite service is rendered on or after the required effective date.

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended for the years of 2005:

2005

Net income, as reported	R$ 513,230
Add: Stock-based employee compensation using intrinsic value	8,126
Deduct: Stock-based employee compensation expense determined under the fair value method	(8,632)

Pro forma net income	R$ 512,724

Earnings per common and preferred shares:

Basic as reported and pro forma	R$ 2.66
Diluted as reported and pro forma	R$ 2.65

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

t) US dollar amounts

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of R$ 1,7713 = US$ 1.00, the official exchange rate issued by the Brazilian Central Bank as of December 31, 2007. This translation should not be construed to imply that the Brazilian reais amounts represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157. This statement, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 intends to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements. SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently finalizing the evaluation of the potential impact the adoption of SFAS 157 will have on the consolidated financial position and results of operations. Based on its preliminary analysis management does not expect any significant impact.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on its results of operations or consolidated financial position.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

3. Recent Accounting Pronouncements (Continued)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No 141 (revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations, but is broader in scope. It also provides, among other things, new guidance in defining the acquirer in a business combination, determination of the acquisition date, recording a step acquisition, and measurement of value of a non-controlling interest in the acquiree company. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

4. Business Combination

On April 9, 2007, the Company acquired VRG. As of the acquisition date, VRG provided service to 15 destinations (11 in Brazil, and 1 each in Argentina, Colombia, Venezuela and Germany) and operated a fleet of 19 aircraft, comprised of 16 Boeing 737-300 and 3 Boeing 767-300 aircraft.

The total purchase price was R$ 558,744 (US$ 290,076) of which R$ 194,087 (US$100,762) was paid in cash, net of cash acquired, R$ 357,235 (US$ 185,461) was paid in non-voting preferred shares and R$ 7,422 (US$ 3,853) was acquisition cost. The value of Company’s preferred shares issued as consideration to the shareholders of VRG was determined based on the average market price at the date the transaction was agreed to and announced. The purchase contract includes provisions for a post-closing purchase price adjustment based on an audit of specific assets and liabilities. Disputed items involved in the arbitration process pursuant to this contract provision could result in a reduction of the purchase price of up to R$ 153,000. The results of VRG’s operations have been consolidated since April 9, 2007, the acquisition date.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired and liabilities assumed based on their fair values as of the date of acquisition.

The valuation of the assets acquired and liabilities assumed was based on management’s best available estimate of fair value for the assets and liabilities of VRG considering the prevailing market conditions at the date of acquisition. The purchase price allocation remains subject to revision.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

4. Business Combination (Continued)

The following table summarizes the preliminary estimate of the fair value of assets acquired and liabilities assumed:

Assets acquired
Accounts receivable	37,225
Inventories	5,442
Deferred income tax assets	224,155
Fixed assets	11,740
Intangible assets	871,617
Other assets	101,206

Total assets acquired	1,251,385

Liabilities assumed
Accounts payable	(220,862)
Air traffic liability	(38,792)
Deferred revenue	(369,913)
Debentures	(87,876)
Deferred income taxes	(194,894)
Other liabilities	(53,279)

Total liabilities assumed	(965,616)

Net assets acquired	285,769

Purchase price, net of cash acquired	558,744

Goodwill	272,975

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the net assets acquired and is tax-deductible. Intangible assets with indefinite lives consist of the fair value allocated to routes and tradenames, valued at R$ 746,734 and R$ 124,883, respectively.

VRG’s route network in Brazil was determined to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The VRG tradenames were determined to have indefinite useful lives due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. In the event the Company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the Company will recognize a charge for the amount of impairment during the period in which the determination is made.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

4. Business Combination (Continued)

As a result of changes in estimates of the preliminary fair value of miles and preliminary estimate of miles expected to expire unused applied to determine the fair value of the mileage program liability assumed, the initial balance of deferred revenue was reduced by R$ 295,716 against goodwill. This change in estimate resulted in a reduction of revenues of R$ 14,779 for the three-month period ended December 31, 2007. The effect on net income was a reduction of R$ 9,754 (R$ 0.05 per common and preferred share (basic and diluted) for the three months ended December 31, 2007.

5. Short-term Investments

			Translation into thousands of US$- 2007
	2006	2007

Investments
Bank Deposit Certificates – CDB	R$ 552,546	R$ 150,066	US$ 84,721
Public Securities	219,745	111,951	63,202
Fixed Income Securities	653,078	596,421	336,714

	R$ 1,425,369	R$ 858,438	US$ 484,637

The following is a summary of available-for-sale securities:

	December 31, 2007

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)

Public Securities and Fixed Income
Securities	R$ 141	R$ (74)	R$ 708,372
Bank Deposit Certificates – CDB	3	(309)	150,066

	R$ 144	R$ (383)	R$ 858,438

	December 31, 2006

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)

Public Securities and Fixed Income
Securities	R$ 17	R$ (55)	R$ 872,823
Bank Deposit Certificates – CDB	16	(22)	552,546

	R$ 33	R$ (77)	R$ 1,425,369

The gross realized gains on sales of available-for-sale securities totaled R$ 102,246 and R$ 114,028 (US$ 57,723 and US$ 53,334), in 2007 and 2006, respectively, and there were no losses in those years.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

5. Short-term Investments (Continued)

The net carrying value and estimated fair value of debt and marketable equity securities available for sale at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Estimated Fair Value

Due in one year or less	R$484,527
Due after one year through three years	341,535
Due after three years	32,376

R$858,438

6. Inventories

			Translation into thousands of US$ - 2007

	2006	2007

Consumable material	4,701	12,107	6,835
Parts and maintenance material	45,763	103,833	58,619
Advances to suppliers	20,024	44,492	25,118
Parts import assets in progress	-	44,528	25,139
Other	4,677	4,966	2,804

	75,165	209,926	118,515

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

7. Deposits

Deposits with lessors include aircraft and engine maintenance deposits, security deposits for aircraft leasing contracts and other deposits which will be used to compensate the lessors for other lease related costs when due. Following is the composition of the balance:

			Translation into thousands of US$ - 2007

	2006	2007

Aircraft and engine maintenance
deposits	263,647	322,354	181,987
Security deposits	40,787	117,582	66,382
Other deposits	233,401	149,729	84,531

	537,835	589,665	332,900

Short-term	(232,960)	(192,357)	(108,597)

Long-term	304,875	397,308	224,303

Maintenance deposits made in the 2007 and 2006 were R$ 66,505 and R$ 62,060, respectively. Maintenance deposit reimbursements amounted to R$ 7,801 and R$ 48,665 during 2007 and 2006, respectively.

The Company maintained available facilities for letters of credit pledged for aircraft maintenance guarantees with outstanding balances at December 31, 2007 and 2006 of R$ 205,573 and 151,555, respectively.

8. Short-term Borrowings

At December 31, 2007, the Company had five revolving lines of credit with three financial institutions allowing for combined borrowings up to R$ 577,000. At December 31, 2007 and 2006, there was R$ 496,788 and R$ 128,304 outstanding borrowings under these facilities, respectively.

The weighted average annual interest rate for these Reais-based short-term borrowings at December 31, 2007 and 2006 was 10.8% and 15.5%, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

9. Debt

At December 31, debt consisted of the following:

				Translation into thousands of US$ - 2007

	Effective
	rate	2006	2007

Local currency:
Secured floating rate BNDES loan	9.15%	64,274	65,775	37,134
Secured floating rate BDMG loan	9.45%	-	14,315	8,082

		64,274	80,090	45,216
Foreign currency:
Secured floating rate Bank loan	4.50%	128,304	106,278	60,000
Secured floating rate IFC loan	7.26%	109,886	91,604	51,714
Unsecured floating rate PDP loan facility	6.73%	-	343,612	193,989
Unsecured fixed rate Senior notes	7.50%	-	398,543	225,000
Unsecured fixed rate Perpetual notes	8.75%	436,902	354,260	200,000

		675,092	1,294,297	730,703

		739,366	1,374,387	775,919

Short-term debt		(12,384)	(308,285)	(174,044)

Long-term debt		726,982	1,066,102	601,875

In April 2006, the Company, through its subsidiary Gol Finance, issued fixed rate perpetual notes guaranteed by the Company and GOL. The notes are denominated in U.S. Dollars, have no fixed final maturity date, are callable at par by the Company after five years from the issuance date, bear interest at 8.75% and are guaranteed by the Company. The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and bank financings guaranteed by assets obtained with the U.S. Exim Bank. At December 31, 2007, the fair value of this borrowing was R$336,658 (US$ 190,063).

In May 2006, GOL closed a secured floating rate loan in the amount of R$ 75.700 with the BNDES (the Brazilian Development Bank). The proceeds financed a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, Brazil. The borrowing has a term of five years, an interest rate of 2.65% over the long-term borrowing rate –TJLP (6.85% p.a. during the fourth quarter) and is collateralized by accounts receivable in the amount of R$ 17,930. The principal is amortized in monthly payments of R$ 1,192 with a grace period of 12 months.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

9. Debt (Continued)

In June 2006, GOL closed a secured floating rate borrowing agreement in the amount of R$108,000 (US$ 50.000) with the International Finance Corporation (IFC). This financing is being used to acquire spare parts inventories and working capital. The loan has a term of six years with interest of LIBOR plus 1.875% p.a. and is collateralized by spare parts costing the amount of R$ 91,395 (US$ 51,598). The principal is amortized in semi-annually payments of R$ 7,380, with a grace period of 18 months.

In March 2007, the Company, through its subsidiary Gol Finance, issued fixed rate senior notes in the amount of R$ 463,545 (US$ 225,000) guaranteed by the Company and GOL. The notes are senior unsecured debt obligations, denominated in U.S. dollars, which mature in 2017, and bear interest at 7.50% p.a. The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and the bank financings guaranteed by assets obtained with the U.S. Exim Bank. At December 31, 2007, the fair value of this borrowing was R$ 363,421 (US$ 205,172).

In July 2007, GOL closed a secured floating rate loan in the amount of R$ 14,000 (US$7,613) with the Development Bank of Minas Gerais (BDMG). This credit line will be used to finance a portion of the investments and operating expenses of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with an annual interest rate of IPCA plus 6%. The principal is amortized in monthly payments of R$ 237 with a grace period of 18 months.

In October 2007, GOL closed a committed aircraft pre-delivery payment (“PDP”) loan facility in the amount of R$ 560,418 (US$ 310,000) for all of its 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009. The loan has a term of 1.6 years with interest of LIBOR plus 0.5% p.a. and is guaranteed by the right to take delivery of the 21 aircraft and by GOL.

The following table provides a summary of our principal payments of long-term debt obligations at December 31, excluding the perpetual notes:

					Beyond
(in R$ 000)	2009	2010	2011	2012	2012	Total

Long-term debt obligations	206,228	31,790	31,791	25,880	416,153	711,842

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

9. Debt (Continued)

Loan agreements with certain financial institutions, representing R$157,379 at December 31, 2007, contain, customary covenants and restrictions, including but not limited to those that require the Company to maintain defined debt liquidity and interest expense coverage ratios. At December 31, 2007 the Company was not in compliance with two of the financial ratios related to two specific loans in the total amount of R$ 124,617 and a waiver has been obtained from its lenders. As of December 31, 2006, the Company was compliant with all restrictive covenants.

10. Leases

The company leases its entire fleet under a combination of operating and capital leases.

At December 31, 2007, the fleet total of GOL was 78 aircraft, of which 63 were operating leases and 15 were capital leases. During 2007, GOL took delivery of 15 new aircraft, of which 5 were under operating leases and 10 were under capital leases. At December 31, 2006, the fleet total was 65 aircraft, of which 60 were operating leases and 5 were capital leases. During 2006, GOL took delivery of 18 new aircraft, of which 15 were under operating leases and 3 were under capital leases.

In connection with the Varig acquisition, the Company acquired 19 aircraft under operating leases. Since the acquisition, VRG took delivery of 14 aircraft, of which 10 were under operating leases and 4 were under capital leases.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

10. Leases (Continued)

a) Capital leases

Future minimum lease payments under capital leases with initial or remaining terms in excess of one year at December 31, 2007 were as follows:

		Thousands of
	Thousands of R$	US$

2008	135,733	76,629
2009	135,733	76,629
2010	135,733	76,629
2011	135,733	76,629
2012	135,733	76,629
After 2012	615,789	347,648

Total minimum lease payments	1,294,454	730,793
Less: Amount representing interest	424,856	239,855

Present value of net minimum lease payments	869,598	490,938
Less current portion	93,020	52,515

Long-term portion	776,578	438,423

At December 31, 2007, the Company had eighteen aircraft classified as capital leases. The capital lease agreements have terms ranging from six to twelve years. Thirteen of the Company’s aircraft leases, contain bargain purchase options.

The Company extends the maturity of the financing of certain of its leased aircraft to fifteen years through the use of a “Stretched Overall Amortization and Repayment”, or SOAR, structure which provides serial drawdowns calculated to result in a 100% loan accreting to a recourse balloon at the end of the contractual lease term. The scheduled amount of this recourse balloon at the end of the contractual lease term is R$ 115,551 ( US$ 65,235) as of December 31, 2007

The amounts applicable to these aircraft included in property and equipment were:

			Translation into thousands of US$ - 2007

	2006	2007

Flight equipment	264,629	1,081,885	610,786
Less accumulated depreciation	(10,401)	(36,791)	(20,771)

	254,228	1,045,094	590,015

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

10. Leases (Continued)

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At December 31, 2007, GOL leased 63 aircraft under operating leases (as compared to 60 aircraft at December 31, 2006), with initial lease term expiration dates ranging from 2007 to 2014 and VRG leased 29 aircraft under operating leases, with initial term expiration dates ranging from 2008 to 2019.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2007 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2008	451,765	33,277	485,042	255,047	18,787	273,834
2009	411,323	8,148	419,471	232,215	4,600	236,815
2010	336,371	5,689	342,060	189,901	3,212	193,113
2011	316,402	3,159	319,561	178,627	1,783	180,410
2012	250,097	1,559	251,656	141,194	880	142,074
After 2012	322,140	0	322,140	181,866	0	181,866

Total minimum Lease
payments	2,088,098	51,832	2,139,930	1,178,850	29,262	1,208,112

11. Transactions with Related Parties

The Company has a bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During 2007 and 2006, the Company paid R$ 6,470 and R$ 416 (R$ 3,109 and R$ 413) to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. (expiring on March 31, 2008) for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During 2007 and 2006, the Company paid R$ 276 and R$ 362 to this company, respectively.

The payments to and from the related parties in the normal course of business were based on prevailing market rates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

12. Shareholders’ Equity

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2007 and December 31, 2006:

	2007			2006

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	37.84%	70.90%	100.00%	35.79%	71.00%
Others	-	2.74%	1.28%	-	3.04%	1.37%
Public Market (Free Float)	-	59.42%	27.82%	-	61.17%	27.63%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company is a stock corporation (sociedade anônima) incorporated under the laws of Brazil. As of December 31, 2007, the Company had 107,590,792 shares of common stock and 94,709,463 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$ 2,000,000 through the issuance of common or preferred shares.

Each common share entitles its holder to one vote at the Company’s shareholder meetings. The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the São Paulo Stock Exchange – Bovespa Level 2 of Differentiated Corporate Governance Practices, which we will comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

On June 14, 2007, the Company increased its capital by 6,082,220 preferred shares, of which 6,049,185, amounting to R$ 367,851, were used to increase capital in the subsidiary GTI S.A., and later transferred to third parties in connection with the acquisition of VRG Linhas Aéreas S.A.

On March 17, 2006, the Company’s then controlling shareholder, Aeropar Participações S.A. concluded a restructuring of its corporate shareholdings, by means of which 31,493,863 preferred shares of the Company, held by Aeropar, were transferred to the Fundo de Investimento em Participações Asas (a fund controlled by the shareholders of Aeropar Participações S.A.). Comporte Participações S.A. also transferred its 3,351,775 preferred shares of GOL to the same fund.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

12. Shareholders’ Equity (Continued)

On April 27, 2005 the Company concluded a public offering on the New York Stock Exchange (NYSE) and the São Paulo Stock Exchange (BOVESPA) of 14,700,000 preferred shares (5,520,811 offered by the Company, representing proceeds in the amount of R$ 184,454, net of issuance costs of R$ 8,723, and 9,179,189 by a selling shareholder, BSSF Air Holdings LLC) at a price of R$ 35.12 per share (US$ 27.88 per American Depositary Share). On May 2, 2005 the Company issued an additional of 2,205,000 preferred shares, related to the exercise of the underwriter’s over-allotment option on the April 27, 2005 public offering, representing proceeds in the amount of R$ 73,669, net of issuance costs of R$ 3,484.

Appropriated retained earnings

Under Brazilian corporation law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. The shareholders meeting held on April 27, 2007 approved the allocation of R$ 34,224. At December 31, 2007, the allocation of retained earnings to the legal reserve was R$ 13,426.

Unappropriated retained earnings

The unappropriated earnings of R$ 998,936 is maintained to support the ongoing operations of the Company and to fund planned growth and expansion of the business.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006 (
In thousands of Brazilian Reais)

12. Shareholders’ Equity (Continued)

Dividends (Continued)

Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company’s statutory accounting records. On December 31, 2007, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company’s shareholders at the annual shareholder’s meeting, amounted to R$ 1,171,258.

Brazilian corporations are allowed to attribute interest on shareholders’ equity. The calculation is based on the shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.75%, 7.88% and 6.38% for years 2005, 2006 and 2007, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to shareholders is deductible for corporate income tax purposes, and applied towards the mandatory minimum dividend.

During 2007, the Company distributed interim dividends in the total amount of R$ 302,775, of which R$ 144,592 as tax deductible interest on own capital.

For the year ended December 31, 2007, the Company’s statutory consolidated financial statements presented net income of R$ 268,527 (R$ 684,472 in 2006).

13. Stock Option Plans

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. On January 19, 2005, the Company issued stock options to key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$ 33.06 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 37.96. In connection with this grant of preferred stock options, the Company recorded deferred stock compensation of R$ 428, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

13. Stock Option Plans (Continued)

On January 2, 2006, the Compensation Committee approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 64.70. In connection with this grant of preferred stock options, the Company recorded deferred stock compensation of R$ 1,737, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

At its December 31, 2006 meeting, the Board of Directors approved the granting of 113,379 options for the purchase of the Company’s preferred shares at the price of R$ 65.85 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 65.72. In connection with this grant of preferred stock options, the Company recorded stock compensation of R$ 657, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

At its December 20, 2007 meeting, the Board of Directors approved the granting of 190,296 options for the purchase of the Company’s preferred shares at the price of R$ 45.46 per share. Transactions are summarized as follows:

		Weighted-
	Stock	Average
	Options	Exercise Price

Outstanding at December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding at December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	(233,833)	3.04

Outstanding at December 31, 2006	187,234	40.65
Granted	113,379	65.85
Exercised	(11,569)	34.49
Forfeited	(12,135)	50.52

Outstanding at December 31, 2007	276,909	50.78

Aggregate intrinsic value of options outstanding
in thousands of R$	1,971	7.12

Options exercisable at December 31, 2005	158,353	6.50
Options exercisable at December 31, 2006	17,484	33.06
Options exercisable at December 31, 2007	91,350	44.92

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

13. Stock Option Plans (Continued)

The weighted-average fair values of options outstanding, as of December 31, 2007 and December 31, 2006, were R$ 25.93 and R$ 27.20, respectively, and were estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 2.60%, expected volatility of approximately 49.88%, weighted average risk-free interest rate of 11.25%, and an expected average life of 3.13 years.

The range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2007 are summarized as follows:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Options Outstanding at 12/31/2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable at 12/31/2007	Weighted Average Exercise Price

33.06	74,463	2.00	33.06	39,496	33.06
47.30	93,130	3.00	47.30	33,241	47.30
65.85	109,316	4.00	65.85	18,613	65.85

33.06 – 65.85	276,909	3.13	50.78	91,350	44.92

The total intrinsic value of options exercised during 2007, 2006 and 2005 was R$ 71, R$5,018 and R$15,099, respectively. The total fair value of stock options vested during the years ended December 31, 2007, 2006 and 2005 was R$ 2,369, R$ 476 and R$ 3,159, respectively.

As of December 31, 2007, there was R$ 8,331 of total unrecognized compensation cost related to non-vested stock option granted under the Company’s Stock Option Plan that is expected to be recognized over a weighted-average period of 3.29 years.

Cash received from exercise of stock options for the years ended December 31, 2007, 2006 and 2005 was R$ 420, R$ 711 and R$ 2,139, respectively. No tax benefit was realized as a result of stock options exercised in 2007 due to the tax valuation allowance.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

14. Commitments

The following table provides a summary of our principal payments under aircraft purchase commitments and other obligations at December 31:

(in R$ 000)	2008	2009	2010	2011	2012	Total

Pre-delivery deposits
for flight equipment	145,128	161,478	141,191	65,472	1,529	514,798
Aircraft purchase
commitments	1,435,924	1,874,464	2,048,875	1,578,907	1,217,067	8,155,237

Total	1,581,052	2,035,942	2,190,066	1,644,379	1,218,596	8,670,035

The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

At December 31, 2007, the Company has a purchase contract with Boeing for 102 Boeing 737-800 Next Generation aircraft (76 Boeing 737-800 next generation aircraft in 2006), under which the Company currently has 38 firm orders and 64 purchase options. The firm orders have an approximate value of R$ 8,155,000 (corresponding to US$ 4,604,000) based on the aircraft list price (excluding contractual manufacturer’s discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost). At December 31, 2007, the Company has exercised the option under this facility for US$ 193,989.

15. Estimated Civil and Labor liabilities

The Company is party to legal proceedings and claims that arise during the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on the Company’s financial position, results of operations and cash flows, it is the Company’s opinion, after consulting with its outside counsel, that the ultimate disposition on such lawsuits will not have a material adverse effect on its financial position, results of operation or cash flows.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

16. Financial Instruments and Concentration of Risk

At December 31, 2007 and December 31, 2006, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing transactions. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments relates to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguay Guaranis, Peru Nuevos Soles, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Germany, France, Italy, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2007 is as set forth below:

			Translation into thousands of US$ 2007

	2006	2007

Assets
Cash and cash equivalents	788,136	1,170,526	660,829
Deposits with lessors	273,031	163,973	92,572
Aircraft and engine maintenance
deposits	20,223	31,928	18,025
Other	15,405	55,032	31,069

Total assets	1,096,795	1,421,459	802,495
Liabilities
Foreign suppliers	25,249	42,341	23,904
Leases payable	18,270	17,169	9,693
Insurance premium payable	44,897	44,150	24,925

Total liabilities	88,416	103,660	58,522

Exchange exposure	1,008,379	1,317,799	743,973

Off-balance sheet transactions exposure
Operating leases	1,948,607	2,201,973	1,243,140
Aircraft commitments	11,549,004	8,155,237	4,604,097

Total exchange exposure	13,497,611	11,675,009	6,591,409

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

16. Financial Instruments and Concentration of Risk (Continued)

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes derivative financial instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in 2007, 2006 and 2005 represented 38.43%, 39.6% and 39.5% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	2007	2006

At December 31:
Fair value of derivative instruments at year end	R$ 23,302	R$ (4,573)
Average remaining term (months)	2	3
Hedged volume (barrels)	1,388,000	1,804,000

	2007	2006	2005

Year ended December 31:
Hedge effectiveness gains (losses) recognized in aircraft
fuel expense	R$ 33,167	R$ (8,665)	R$ 5,246
Hedge ineffectiveness gains (losses) recognized in other
income (expense)	R$ 12,182	R$ (1,125)	R$ 397
Percentage of actual consumption hedged (during year)	56%	77%	55%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

16. Financial Instruments and Concentration of Risk (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 29% and 7% of its jet fuel requirements at average crude equivalent prices of approximately US$ 86.48 and US$ 62.88 per barrel for the first and second quarters of 2008, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When the aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

16. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The Company continually looks for better and more accurate methodologies in forecasting and estimating future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. During second quarter 2006, the Company revised its method for forecasting future cash flows. Previously, the Company had estimated future cash flows using actual market forward prices of like commodities and adjusting for historical differences from the Company’s actual jet fuel purchase prices. The Company’s new methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities, and will not have a material impact on the financial statements.

During 2007, the Company recognized R$ 12,182 (R$ 1,125 in 2006) of additional net gains in Other expenses, net related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, R$ 16,395 (R$ (42) in 2006) was ineffectiveness gain and mark-to-market gain related to contracts that will be settled in future periods. As of December 31, 2007 there was R$ 5,051 (R$ 3,018 in 2006), net of taxes, on unrealized gains with jet fuel hedges recorded in “comprehensive income”. During the period, all fuel derivative transactions were designated as hedges.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its seven counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the US$ exchange rate. Exchange exposure relates to amounts payable arising from US$-denominated and US$-linked expenses and payments. To manage this risk, the Company uses US options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

16. Financial Instruments and Concentration of Risk (Continued)

b) Exchange rates (Continued)

	2007	2006

At December 31:
Fair value of derivative instruments at year end	R$ 1,049	R$ (275)
Longest remaining term (months)	3	2
Hedged volume	202,250	180,127

	2007	2006	2005

Year ended December 31:
Hedge effectiveness losses recognized in operating expenses	R$ (14,935)	R$ (2,868)	R$ (24,236)
Hedge ineffectiveness losses recognized in other income
(expense)	R$ (12,280)	R$ (1,269)	R$ (10,921)
Percentage of expenses hedged (during year)	47%	51%	60%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the US$ exchange rate. The Company has utilized derivative financial instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of December 31, 2007 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ 872 (R$ 1,275 in 2006), net of taxes.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

c) Interest rates

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of operating lease agreements. On December 31, 2007, the Company contracted derivatives through swap-lock contracts to protect itself from interest rate oscillations of its aircraft leasing contracts. On December 31, 2007, the Company recognized R$ 2,640 (US$ 1,490) of net losses in financial income. The fair value changes are recognized in the period as financial income (expense). These financial instruments were not considered hedges.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

16. Financial Instruments and Concentration of Risk (Continued)

c) Interest rates (Continued)

The Company’s results are affected by changes in the interest rates prevailing in Brazil, incidents on financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of prefixed securities denominated in reais and the remuneration of cash and financial investments balance. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself against domestic interest rate impacts on the prefixed portion of its investments. On December 31, 2007, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$71,400 (R$ 68,500 in 2006) with periods of up to 22 months, with a fair market value of R$ (6) (R$ (24) in 2006), corresponding to the last owed or receivable adjustment, already determined and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial income in the same period they occur.

d) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of December 31, 2007, the total amount invested in synthetic fixed-income option contracts was R$ 66,845 with average term of 225 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of December 31, 2007, the notional amount of fixed-rate swaps to CDI was R$ 61,200 with a fair value of R$ 379, and the notional amount of dollar-denominated swaps to CDI was R$ 132,848 with a fair value of R$ 28,089. The change in fair value of these swaps is recognized in interest income in the period of change.

17. Insurance Coverage

Management holds insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On December 31, 2007 the insurance coverage, by nature, considering GOL’s and VRG’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

17. Insurance Coverage (Continued)

	Unaudited

Aeronautic Type	R$	US$

Warranty – Hull

	6,064,211	3,423,593
Civil Liability per occurrence/aircraft	3,099,775	1,750,000
Warranty – Hull/War	6,064,211	3,423,593
Inventories	380,930	215,056

By means of Law 10,744, as of October 9, 2003, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollars.

On September 29, 2006, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with a aircraft of ExcelAir. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivor among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities. The payments for the hull to the lessor were made by the insurance maintained. The Company does not expect any exposure to arise from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of operation of the Company. During the fourth quarter of 2006, we recorded a long term liability with a corresponding long term receivable from our insurance carriers in other noncurrent liabilities and assets, respectively, on our Consolidated Balance Sheet relating to the Flight 1907 accident. These estimates may be revised as additional information becomes available. We carry aviation risk liability insurance and believe this insurance is sufficient to cover any liability likely to arise from this accident.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

18. Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. As a result of implementing Interpretation 48, there have not been any unrecognized benefits and there was no impact on the liability for unrecognized tax benefits or results of operations. Accordingly, as of the date of the adoption of FIN 48 the Company did not have any accrued interest and penalties related to unrecognized tax benefits. Management does not believe there will be any material changes related to unrecognized tax positions over the next 12 months. The Company will recognize penalties and interest accrued on any unrecognized tax benefits as a component of income tax expenses. The Company files its tax returns in Brazil and in foreign jurisdictions as prescribed by the tax laws of the jurisdictions in which it operates.

a) Deferred income taxes

The deferred income taxes are summarized as follows:

	2005	2006	2007	Translation into thousands of US$ 2007

Deferred tax assets
Loss carryforward	R$ 8,762	R$ 7,218	R$ 193,642	109,322
Interest on shareholders’ equity	36,748	-	-	-
Provisions for losses on acquired
assets			132,554	74,834
Deferred tax on sale leasebacks	-	19,838	-	-
Deferred tax benefit contributed
by shareholders	19,458	13,621	-	-
Estimated civil and labor
liabilities	964	9,931	-	-
Allowance for doubtful accounts	1,663	3,524	24,843	14,025
Other	4,059	7,445	35,727	20,170

Total deferred tax assets	71,654	61,577	386,766	218,351
Deferred tax liabilities
Property and equipment	(5,818)	-	-	-
Tax effects of differences in
purchase price allocation	-	-	(194,894)	(110,029)
Deposits with lessors	(128,914)	(89,641)	(109,600)	(61,875)
Other	(616)	-	9,370	5,290

Total deferred tax liabilities	(135,348)	(89,641)	(295,124)	(166,614)

Net deferred tax assets (liabilities)	(63,694)	(28,064)	91,642	51,737

Short-term	1,663	3,524	(44,521)	(25,134)
Long-term	(62,031)	(24,540)	47,121	26,603

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

18. Income Taxes (Continued)

a) Deferred income taxes

The following current and deferred income tax amounts were recorded in the statements of income:

				Translation into
				thousands of
Income tax expense				US$
(credit)	2005	2006	2007	2007

Current	189,576	257,707	111,128	62,738
Deferred	14,716	(27,882)	(113,930)	(64,320)

Total	204,292	229,825	(2,802)	(1,582)

The tax loss carryforwards are not subject to expiration. However, there is a limitation of 30% of utilization on each year’s taxable profit.

b) Income statement

The reconciliation of the reported income tax and social contribution tax and the amount determined by applying the composite fiscal rate at December 31, 2007, December 31, 2006 and December 31, 2005, is as follows:

				Translation
				into thousands
	2005	2006	2007	of US$ 2007

Income before income taxes	R$ 717,522	R$ 798,962	R$ 99,711	US$ 56,293
Nominal composite rate	34%	34%	34%	34%

Income tax by the nominal rate	243,957	271,647	33,901	19,140
Interest on shareholders’ equity	(38,716)	(42,122)	(49,161)	(27,754)
Other permanent differences	(949)	300	12,458	7,032

Income tax expense (benefit)	204,292	229,825	(2,802)	(1,582)

Effective rate	28.5%	28.7%	-	-

The tax years and corresponding tax returns for 2002, 2003, 2004, 2005 and 2006 are subject to examination. The company is currently under audit by Federal authorities for its 2004 tax year.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

18. Income Taxes (Continued)

b) Income statement (Continued)

The Company believes that the tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by tax authorities. The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results could differ from estimates.

19. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

19. Earnings per Share (Continued)

	R$			US$

	2005	2006	2007	2007

Numerator
Net income applicable to common
and preferred shareholders for
basic and diluted earnings per
share	513,230	569,137	102,513	57,875

Denominator
Weighted-average shares
outstanding for basic earnings per
share (in thousands)	192,828	196,103	198,609	198,609

Effect of dilutive securities:
Executive stock options (in
thousands)	776	117	48	27

Adjusted weighted-average shares
outstanding and assumed
conversions for diluted earnings
per shares (in thousands)	193,604	196,210	198,657	198,657

Basic earnings (loss) per share	2.66	2.90	0.52	0.29
Diluted earnings (loss) per share	2.65	2.90	0.52	0.29

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

20. Revenue Information

The company operates domestic and international flights. Geographic information for net operating revenues by market, presented below, was compiled based on passenger and cargo transportation provided by origin to final destination for GTA and origin to first destination for VRG:

							Translation into thousands of US$ - 2007

	2005	%	2006	%	2007	%		%

Domestic	2,586,348	96.9	3,684,154	96.9	4,518,573	91.5	2,550,992	91.5
International	82,742	3.1	117,863	3.1	419,758	8.5	236,978	8.5

Total	2,669,090	100.0	3,802,017	100.0	4,938,331	100.0	2,787,970	100.0

21. Quarterly Financial Data (Unaudited)

Quarterly results of operations for the years ended December 31, 2007 and 2006 are summarized below (in thousands, except per share amounts).

	First	Second	Third	Fourth
2007	Quarter	Quarter	Quarter	Quarter

Net operating revenues	1,041,272	1,046,066	1,303,544	1,441,983
Operating income (loss)	125,060	(93,414)	30,757	(85,376)
Net income (loss)	116,582	(48,454)	45,513	(13,930)
Earnings per share, basic	0.59	(0.25)	0.22	(0.07)
Earnings per share, diluted	0.59	(0.25)	0.22	(0.07)

	First	Second	Third	Fourth
2006	Quarter	Quarter	Quarter	Quarter

Net operating revenues	R$ 863,016	R$ 844,028	R$ 1,082,971	R$ 1,012,002
Operating income	223,835	132,258	233,063	112,301
Net income	179,790	106,685	190,006	92,656
Earnings per share, basic	0.92	0.54	0.97	0.47
Earnings per share, diluted	0.92	0.54	0.97	0.47

The sum of the quarterly earnings per share amounts may not equal the annual amount reported because per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.